UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           SCHEDULE 13D

		Under the Securities Exchange Act of 1934
                        (Amendment No._3_)

                        Response Genetics, Inc.
                          (Name of Issuer)


                    Common Stock, .01 Par Value
                    (Title of Class of Securities)


                              761230105
                            (CUSIP Number)

with a copy to:
Austin W. Marxe	                 	Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600     Lowenstein Sandler PC
New York, New York 10022           65 Livingston Avenue
                                    Roseland, N.J. 07068
			                 (973) 597-2424

            (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                          February 12, 2010
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 761230105

	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse

	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):	Not Applicable

	6.	Citizenship or Place of Organization:	United States

	Number of                 7. Sole Voting Power:	0*
	Shares Beneficially       8.	Shared Voting Power:  3,350,174*
	Owned by Each
	Reporting Person with     9. Sole Dispositive Power:	0*
	                          10.Shared Dispositive Power: 3,350,174*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  3,350,174 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  21.9% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (Marxe) and David M. Greenhouse (Greenhouse). Marxe and Greenhouse share sole voting and investment power over 1,158,651 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 1,065,351 shares of Common Stock owned by Special Situations Fund III QP, L.P., and 1,126,172 shares of Common Stock owned by Special Situations Life Sciences Fund, L.P. See Items 2 and 5 of this Schedule 13D, as amended, for additional information.









Item 1.	Security and Issuer.

	This schedule relates to the common stock of Response
Genetics, Inc. (the Issuer). The Issuer's principal executive officers are located at 1640 Marengo Street, Los Angeles, CA 90033.

Item 2.	Identity and Background.

	The persons filing this report are Austin W. Marxe (Marxe) and David M. Greenhouse (Greenhouse), who are the controlling principals of AWM Investment Company, Inc. (AWM), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (Cayman). AWM serves as the general partner of MGP Advisers Limited Partnership (MGP), the general partner of Special Situations Fund III QP, L.P. (SSFQP). Marxe and Greenhouse are also members of LS Advisers, L.L.C. (LS), the general partner of Special Situations Life Sciences Fund, L.P. (SSLS). AWM also serves as the investment adviser to SSFQP and SSLS. (SSFQP, Cayman, and SSLS will hereafter be referred to as, the Funds).

	The principal office and business address of the Reporting Persons is 527 Madison Avenue, Suite 2600, New York, NY 10022.

     The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	AWM believes that the securities referred to in this Schedule are undervalued and that the Issuer has underperformed and has not provided sufficient value to its shareholders. AWM is considering any and all action appropriate to realize the value it believes is inherent in the securities. Specifically, AWM intends to exchange views with other shareholders concerning the strategic direction of the Issuer and the composition of the Issuer's Board of Directors and possibly to exchange such views with the Issuer's management and Board of Directors. In addition, the Funds may seek the election of the Funds' principals and/or others on the Issuer's Board of Directors. Depending upon AWM's view of the Issuer's business and financial prospects and general market conditions, the Funds may purchase additional shares of Common Stock or dispose of shares of Common Stock at any time or from time to time.


Item 5.	Interest in Securities of the Issuer.

	Cayman owns 1,158,651 shares of common stock or 7.6% of the shares outstanding. SSFQP owns 1,065,351 shares of common stock or 7.0% of the shares outstanding. SSLS owns 1,126,172 shares of common stock or 7.4% of the shares outstanding. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of common stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 3,350,174 shares of common stock or 21.9% of the outstanding shares.


	On December 18, 2009, the Special Situations Life Sciences Fund, L. P. sold 1,027 shares at $1.15 per share in an open market transaction. There were no other transactions during the sixty days preceding the date of the event that requires the filing of this statement.


Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	No other contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity named in item 2 hereof.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A:  Joint Filing Agreement
      Exhibit B:  Letter to the Board



















                                   Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 18, 2010




	/s/_Austin W. Marxe
       Austin W. Marxe



	/s/_David M. Greenhouse
        David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

























                                                    EXHIBIT A



				JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D amendment number 3, to which this agreement is attached is filed on behalf of each of them.



                               	/s/_Austin W. Marxe
                                   Austin W. Marxe



                             	/s/_David M. Greenhouse
	                             David M. Greenhouse


































                                                 EXHIBIT B






Dear Board Members:

Kathleen Danenberg, CEO of Response Genetics, indicated to us that she was considering a share offering for as much as five million dollars of common stock at or near the current market price ($1.26 as of this writing.)

As the company's largest shareholder, we feel that this action is ill-advised and is not in the best interests of the company or its shareholders, and is substantially dilutive to the existing shareholders, and that the board would not be fulfilling its fiduciary duty by approving the offering.

Given the impressive ramp in sales over the past few months, the growth in the number of physicians and hospitals as customers and the general movement towards more personalized medicine, particularly in oncology, we feel the company's current share price is undervalued, and that selling a large block of stock at this valuation is wrong for the company and its current shareholders. We urge the company's management to more formally reach out to the investment community, potentially with the assistance of an investment bank, or to consider other financing vehicles that would not dilute the holdings of existing shareholders. We are available to offer advice and assistance in this effort. We would also consider participating in a subsequent financing if the terms more appropriately reflect the company's value.

Thank you.  We look forward to your timely response.